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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richards, Merrill & Peterson, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Skywalk, U.S. Bank Building   422 West Riverside Ave

                           (No. and Street)

Spokane, WA 99201

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom McDonald   509-624-3174

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

                   (Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessio

14047054

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __John Larson__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Richards, Merrill & Peterson, Inc.__ , as of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
AMMIE J ELLINGSON
MY COMMISSION EXPIRES
DECEMBER 9, 2015

Signature

President
_____
Title

Ammie J Ellingson
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



years



Report of Independent Registered Public
Accounting Firm and Financial Statements
with. Supplementary Information for

Richards, Merrill & Peterson, Inc.

December 31, 2013

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplementary Information for

Richards, Merrill & Peterson, Inc.

December 31, 2013

CONTENTS



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.

Report on Financial Statements

We have audited the accompanying financial statements of Richards, Merrill & Peterson, Inc. (Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

1



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
February 14, 2014

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2013
Cash	$ 225,606
Commissions receivable	199,960
Furniture and equipment, at cost, less accumulated depreciation of $143,199	14,680
Prepaid expenses	14,533
Clearing deposits	295,199
Total assets	$ 749,978

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Deferred revenue	$ 184,000
Accounts payable and accrued liabilities	5,218
Dividends payable to stockholders	48,000
Federal income tax payable	13,410
Deferred income taxes	1,528
Total liabilities	252,156
STOCKHOLDERS' EQUITY	
Common stock $1 par value; 50,000 shares authorized; 600 shares issued and outstanding	600
Additional paid-in capital	89,610
Retained earnings	407,612
Total stockholders' equity	497,822
Total liabilities and stockholders' equity	$ 749,978

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2013
REVENUES	
Commission income	$ 1,903,556
Investment advisory fee income	449,430
	2,352,986
EXPENSES	
Commissions	1,161,387
Employee compensation	572,333
Service provider charges	141,814
Professional services	118,149
Occupancy	105,205
Sales expenses	57,324
Communications	38,076
Subscriptions	32,856
Taxes other than income taxes	44,258
Regulatory fees	19,543
Quotation services	32,884
Other operating expenses	26,846
	2,350,675
Income from operations	2,311
OTHER INCOME	
Interest and dividends earned	799
Other	63,343
	64,142
Income before income tax	66,453
Income tax expense (benefit)	
Current	14,683
Deferred	(851)
	13,832
Net income	$ 52,621

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2012	$ 951	$ 142,171	$ 654,971	$ 798,093
Net income	-	-	52,621	52,621
Stock repurchased	(351)	(52,561)	(251,980)	(304,892)
Dividends paid to stockholders	-	-	(48,000)	(48,000)
Balance, December 31, 2013	$ 600	$ 89,610	$ 407,612	$ 497,822

See accompanying notes.

	Year Ended December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 52,621
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	6,840
Loss on disposal of furniture and equipment	604
Change in assets and liabilities	
Cash segregated under federal regulations	25,013
Clearing deposits	(250,000)
Receivable from customers	1,772
Commission receivable	(199,960)
Prepaid expenses	6,738
Federal income taxes payable	30,068
Payable to dealers	(14,050)
Deferred revenue	184,000
Deferred federal income taxes, net	(851)
Dividends and interest payable	(6,603)
Accounts payable and accrued liabilities	(17,060)
Net cash from operating activities	(180,868)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(9,928)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stock repurchase	(304,892)
NET CHANGE IN CASH	(495,688)
Cash, beginning of year	721,294
Cash, end of year	$ 225,606
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for income taxes	$ 1,640

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (Company) is a registered broker-dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 – Significant Accounting Policies

Basis of accounting – Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2013, and for the year then ended, the Company's financial condition and results of operations using the settlement-date basis are not materially different from recording transactions on a trade-date basis.

Cash and cash equivalents – For the purposes of reporting cash flows, cash and cash equivalents include deposits with financial institutions in amounts that periodically exceed the federal insurance limit. See Note 7 for additional details.

Depreciation – Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense for the year ended December 31, 2013, was $6,840.

Paid time off – Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued)

Investment advisory fees – Investment advisory fees are billed on a quarterly basis at the beginning of each quarter.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. As of December 31, 2013, the Company had no deferred tax assets recorded.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on January 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 9 for additional details.

Subsequent events – The Company has evaluated subsequent events through February 14, 2014, the date the audited financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 3 – Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000. The SEC also requires the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2013, the Company had net capital of $468,609, which was $418,609 in excess of its total Rule 15c3-1 required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

Note 4 – Securities Owned

The Company did not own any securities at December 31, 2013.

RICHARDS, MERRILL & PETERSON, INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 – Line of Credit

The Company has available a $250,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate, which averaged 3.25% for 2013; however, the minimum rate on the line is 4.5%. The agreement expires April 4, 2014.

Note 6 – Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2013, the Company contributed $52,715.

Note 7 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates, and frequently exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk. As of December 31, 2013, the Company had approximately $-0- in uninsured deposits held at corresponding financial institutions.

Note 8 – Lease Agreement

The Company is leasing office space on a one-year lease expiring April 30, 2014. Monthly rental expense at year end was $6,435. Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2013, pertaining to premises and equipment, future minimum rent commitments under various operating leases are as follows:

Year Ended December 31,	
2014	$ 25,740
Total minimum payments required	$ 25,740

Note 9 – Income Taxes

Federal income tax was computed at statutory rates after giving effect to nondeductible items and general business tax credits and contribution carryovers.

The deferred tax liability at December 31, 2013, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred tax liability
Depreciation $ 1,528

The effective tax rate differs from the statutory federal rate at December 31, 2013, presented as follows:

Federal income tax at statutory rates	$ 22,594
Effect of permanent differences	5,143
Effect of lower brackets	(12,218)
Other	(1,687)
Income tax expense	$ 13,832

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to tax examinations by U.S. tax authorities for years before 2010. The Company does not have any uncertain tax positions. As of December 31, 2013, there is no accrued interest or penalties recorded in the financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	December 31, 2013
NET CAPITAL	
Total stockholders' equity	$ 497,822
Deduct nonallowable assets	29,213
Net capital	$ 468,609
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 252,156
Deduct deferred federal income tax	1,528
Deduct deferred revenue	184,000
Deduct dividends payable to stockholders	48,000
Total aggregate indebtedness	$ 18,628
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 468,609
Minimum net capital required	50,000
Capital in excess of minimum requirement	$ 418,609
Ratio of aggregate indebtedness to net capital	3.98%

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2013, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



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MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.

In planning and performing our audit of Richards, Merrill & Peterson, Inc. (Company) for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

14



INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5
(continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5
(continued)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 14, 2014



MOSS-ADAMS LLP

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